Bradley C. Weber 650.752.3226 BWeber@goodwinprocter.com	Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, CA 94025 goodwinlaw.com +1 650 752 3100

CONFIDENTIAL INFORMATION REDACTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. OMITTED PORTIONS INDICATED BY [****].

July 6, 2016

VIA EDGAR

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPI Composites, Inc.
Registration Statement on Form S-1
File No. 333-212093

Dear Ms. Ravitz:

We are submitting this letter on behalf of TPI Composites, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-212093) (the “Registration Statement”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that, based on discussions with the Company’s Board of Directors and input provided by the lead underwriters for the offering, the Company anticipates that the price range for this offering will be between [****] and [****] per share (the “Preliminary IPO Price Range”) after reflecting a 360-for-1 forward stock split that has been effected by the Company but which is not yet reflected in the Registration Statement ([****] to [****] on a pre-split basis). The Company will include the actual price range in an amendment to the Registration Statement shortly before the commencement of the Company’s roadshow process, and confirms that this actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. That price range will be subject to then-current market conditions, continuing discussions

Ms. Amanda Ravitz

July 6, 2016

with the underwriters and any other factors affecting the Company or the proposed offering. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The respective valuations of the Company’s common stock used for purposes of equity grants made by the Company since May 2015 are set forth in the table below. In each case, the valuation as of the respective grant date was determined by the Company’s Board of Directors based on numerous objective and subjective factors, including input from Company management and independent third-party valuations. These valuations also reflected the illiquidity of the Company’s common stock and the uncertainty of the Company’s initial public offering as of each grant date. The Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. All amounts shown below reflect the 360-for-1 forward stock split.

Grant Date	Shares Underlying Awards	Price Per Share of Common Stock
May 2015	3,367,440	$10.87
August 2015	25,920	$10.87
December 2015	607,680	$16.53
January 2016	72,000	$16.53
March 2016	201,600	$23.09
Preliminary IPO Price Range	—	$[****]

As previously disclosed by the Company in Note 13 (Share-Based Compensation) in the Notes to Consolidated Financial Statements included in the Registration Statement, the Company has not recorded any share-based compensation expense associated with the equity awards described in the table above because each of the awards granted since May 2015 has included a performance condition that requires the completion of the initial public offering and have a required vesting period of one to four years commencing upon achievement of the performance condition. The Company has also previously disclosed in Note 13 that it will begin recording share-based compensation expense associated with the awards when the performance condition is considered probable of achievement, which will not be deemed to occur until the consummation of the initial public offering.

The Company notes that it will record share-based compensation expense with respect to each award in the table above assuming the deemed fair value of the Company’s common stock on the accounting grant date for such award had been equal to the price per share of common stock sold in the initial public offering, without regard for the price per share in the table above. Therefore, the Company will be taking the full share-based compensation charge with respect to each equity award granted since May

Ms. Amanda Ravitz

July 6, 2016

2015 as if the common stock had been valued at the time of the respective grant date at the actual price per share of common stock sold in the initial public offering.

The Company will also include the following language in Management’s Discussion and Analysis of Financial Condition and Results of Operations to explain the expected compensation charges associated with the previous equity grants:

“We granted awards of stock options and RSUs during 2015 and the three months ended March 31, 2016 to certain employees and non-employee directors. These awards include a performance condition requiring the completion of our initial public offering (IPO) and have a required vesting period of one to four years commencing upon achievement of the performance condition. We will begin recording compensation expense for these awards when the IPO is considered probable of achievement, which will not be deemed to occur until the consummation of the IPO, and therefore no compensation cost will be recognized until this offering occurs. If we consummate this offering, compensation expense will be recorded in the third quarter of 2016 for the requisite service period from the grant date through the offering date, with the balance of the share-based compensation expensed over the remaining vesting period. The compensation expense will be calculated based on the actual price per share at which shares of common stock are sold in this offering. The expected share-based compensation to be recorded in the third quarter of 2016 (based on an assumed price per share in this offering equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus) is approximately [****].”

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3226.

Respectfully Submitted,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	William E. Siwek, TPI Composites, Inc.
Steven Fishbach, Esq., TPI Composites, Inc.
Ryan S. Sansom, Esq., Goodwin Procter LLP
Jesse Nevarez, Esq., Goodwin Procter LLP